EXHIBITS FOR SUB-ITEM 77C - UTF

Exhibit 77C

The Board of Directors of Cohen & Steers Infrastructure Fund, Inc. initially called a special meeting of shareholders (the "Meeting") to be held on October 22, 2009. The Meeting was called in order to vote on the merger of the Cohen & Steers REIT and Utility Income Fund, Inc. with and into the Fund (the "Merger"). In addition, shareholders also were asked to vote to amend the Fund's charter to increase the number of authorized shares of capital stock and to change the Fund's investment objective to enable the Fund to focus its investments in infrastructure companies. The Meeting was adjourned until November 24, 2009 in order to solicit additional votes. On
November 24, 2009, shareholders approved changing the Fund's investment objective; however, shareholders of the Fund did not submit sufficient votes to approve the Merger or charter amendment, and the Meeting was again adjourned with respect to these proposals until November 27, 2009. On November 27, 2009, the Meeting was adjourned indefinitely because shareholders did not submit sufficient votes to approve the Merger or charter amendment. The proposal to change the Fund's investment objective was approved by the affirmative vote of 67% of a majority of the Fund's outstanding voting securities present at the Meeting. The number of shares voted with respect to that proposal are as follows:


Common Shares
Shares
Voted
For Shares
Voted Against
Authority Withheld
Proposal 1: To approve merger of the Cohen & Steers REIT and Utility Income Fund with and into the Fund in accordance with Maryland General Corporation
Law.	20,215,637.37	2,162,140.47	576,097.61

Proposal 2: To approve an amendment to the Fund's charter to increase the number of authorized shares of the Fund's capital stock.
19,411,152.40	2,857,431.51	685,291.54

Proposal 3: To approve changing the Fund's investment objective.
19,585,500.46	2,472,710.04	895,664.95

On December 10, 2009, the Fund's Board determined that the proposed Merger and charter amendment continue to be in the best interests of the Fund and its shareholders and, as such, set a new record date of December 17, 2009 for shareholders to vote at, and called to reconvene, the Meeting on February 26, 2010.